CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$18,755,000	$1,046.53

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $146,635.29 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3ASR (No. 333-130051) filed by JPMorgan Chase & Co. on December 1, 2005, and have been carried forward, of which $1,046.53 offset against the registration fee due for this offering and of which $145,588.76 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 352 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 171-A-I dated July 29, 2009	Registration Statement No. 333-155535 Dated November 19, 2009 Rule 424(b)(2)

Structured Investments	$18,755,000 Autocallable Index Knock-Out Notes Linked to the Dow Jones EURO STOXX 50® Index due August 27, 2010

General

  The notes are designed for investors who seek early exit prior to maturity at a fixed Call Premium of 7.00% if, on any one of the weekly Review Dates, the closing level of the Dow Jones EURO STOXX 50® Index is at or above the Call Level or who anticipate that the closing level of the Index will not decline, as compared to the Initial Index Level, by more than 20.00% on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the closing level of the Index declines, as compared to the Initial Index Level, by more than 20.00% on any trading day during the Monitoring Period, be willing to lose some or all of their principal. If the closing level of the Index does not decline, as compared to the Initial Index Level, by more than 20.00% on any trading day during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of 5.11% and (b) the Index Return. Your maximum gain on the notes will be limited to the Call Premium of 7.00%. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  The first Review Date, and therefore the earliest date on which a call may be initiated, is December 1, 2009.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 27, 2010††.
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
  The notes priced on November 19, 2009 and are expected to settle on or about November 24, 2009.

Key Terms

Index:	The Dow Jones EURO STOXX 50® Index (the “Index”)
Automatic Call:	If the closing level of the Index on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment, as described below.
Call Level:	107% of the Initial Index Level for each Review Date
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a Call Premium Amount equal to $1,000 x the Call Premium of 7.00%.
Payment at Maturity:

If the notes are not automatically called and a mandatory redemption is not triggered, the return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative.

If the notes are not automatically called and a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Index. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)

If the notes are not automatically called and a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Index Level has declined from the Initial Index Level.

If the notes are not automatically called and a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Index, subject to the Contingent Minimum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Index Return. For additional clarification, please see “What Is the Total Return on the Notes upon an Automatic Call or at Maturity Assuming a Range of Performance for the Index?” in this pricing supplement.

Because the Call Level is equal to 107% of the Initial Index Level, the maximum gain on the notes will be limited to the Call Premium of 7.00%. Accordingly, whether or not your notes are automatically called, the return on your investment will not exceed 7.00%.

Contingent Minimum Return:	5.11%, subject to the credit risk of JPMorgan Chase & Co.
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level has declined, as compared to the Initial Index Level, by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	20.00%
Monitoring Period:	The period from and including the pricing date to and including the Observation Date
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The closing level of the Index on the pricing date, which was 2860.29
Ending Index Level:	The closing level of the Index on the Observation Date
Review Dates:	The second business day of each calendar week††, commencing December 1, 2009 and ending on the Observation Date
Observation Date:	August 24, 2010†
Maturity Date:	August 27, 2010†
CUSIP:	48124ACN5
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Automatic Call” and “Description of Notes — Payment at Maturity,” as applicable, in the accompanying product supplement no. 171-A-I.

Investing in the Index Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 171-A-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$7.50	$992.50

Total	$18,755,000	$140,662.50	$18,614,337.50

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-18 of the accompanying product supplement no. 171-A-I.

(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $7.50 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-72 of the accompanying product supplement no. 171-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $7.50 per $1,000 principal amount note.

The agent for this offering, JPMSI, is an affiliate or ours. See “Supplement Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

November 19, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 171-A-I dated July 29, 2009. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet related hereto dated November 17, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 171-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 171-A-I dated July 29, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003019/e36094_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes upon an Automatic Call or at Maturity Assuming a Range of Performances for the Index?

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized upon an automatic call on any Review Date or at maturity for a range of movements in the Index from 80% to -100%. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment upon an automatic call or at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 3000 and a Call Level of 3210 (which is equal to 107% of the hypothetical Initial Index Level) and reflect the Knock-Out Buffer Amount of 20.00%, the Contingent Minimum Return of 5.11% and the Call Premium of 7.00%. There will be only one payment on the notes whether called or at maturity. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the examples have been rounded for ease of analysis.

If Not Automatically Called				If Automatically Called

Ending Index Level	Index Return	Total Return if Knock Out Event Has Not Occurred(1)	Total Return if Knock Out Event Has Occurred(2)	Closing Level of the Index on any Review Date	Percentage Appreciation/Depreciation on any Review Date	Total Return for any Review Date

5400.00	80.00%	N/A	N/A	5400.00	80.00%	7.00%
4950.00	65.00%	N/A	N/A	4800.00	65.00%	7.00%
4500.00	50.00%	N/A	N/A	4500.00	50.00%	7.00%
4200.00	40.00%	N/A	N/A	4200.00	40.00%	7.00%
3900.00	30.00%	N/A	N/A	3900.00	30.00%	7.00%
3600.00	20.00%	N/A	N/A	3600.00	20.00%	7.00%
3300.00	10.00%	N/A	N/A	3300.00	10.00%	7.00%
3210.00	7.00%	N/A	N/A	3210.00	7.00%	7.00%
3180.00	6.00%	6.00%	6.00%	3180.00	6.00%	N/A
3153.30	5.11%	5.11%	5.11%	3153.30	5.11%	N/A
3150.00	5.00%	5.11%	5.00%	3150.00	5.00%	N/A
3075.00	2.50%	5.11%	2.50%	3075.00	2.50%	N/A
3030.00	1.00%	5.11%	1.00%	3030.00	1.00%	N/A
3000.00	0.00%	5.11%	0.00%	3000.00	0.00%	N/A
2850.00	-5.00%	5.11%	-5.00%	2850.00	-5.00%	N/A
2700.00	-10.00%	5.11%	-10.00%	2700.00	-10.00%	N/A
2550.00	-15.00%	5.11%	-15.00%	2550.00	-15.00%	N/A
2400.00	-20.00%	5.11%	-20.00%	2400.00	-20.00%	N/A
2250.00	-25.00%	N/A	-25.00%	2250.00	-25.00%	N/A
2100.00	-30.00%	N/A	-30.00%	2100.00	-30.00%	N/A
1800.00	-40.00%	N/A	-40.00%	1800.00	-40.00%	N/A
1500.00	-50.00%	N/A	-50.00%	1500.00	-50.00%	N/A
1200.00	-60.00%	N/A	-60.00%	1200.00	-60.00%	N/A
900.00	-70.00%	N/A	-70.00%	900.00	-70.00%	N/A
600.00	-80.00%	N/A	-80.00%	600.00	-80.00%	N/A
300.00	-90.00%	N/A	-90.00%	300.00	-90.00%	N/A
0.00	-100.00%	N/A	-100.00%	0.00	-100.00%	N/A

(1) The closing level of the Index has not declined, as compared to the Initial Index Level, by more than 20.00% on any trading day during the Monitoring Period.

(2) The closing level of the Index has declined, as compared to the Initial Index Level, by more than 20.00% on any trading day during the Monitoring Period.

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 3000 to a closing level of 3600 on a Review Date. Because the closing level of the Index on a Review Date of 3600 is greater than the Call Level of 3210, the notes are automatically called, and the investor receives a single payment of $1,070 per $1,000 principal amount note.

Example 2: The notes are not automatically called, a Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 3000 to an Ending Index Level of 3030. Because a Knock-Out Event has not occurred, even though the Index Return of 1% is less than the Contingent Minimum Return of 5.11%, the investor receives a payment at maturity of $1,051.10 per $1,000 principal amount note.

Example 3: The notes are not automatically called, a Knock-Out Event has not occurred, and the level of the Index decreases from the Initial Index Level of 3000 to an Ending Index Level of 2550. Because a Knock-Out Event has not occurred, even though the Index Return of -15% is less than the Contingent Minimum Return of 5.11%, the investor receives a payment at maturity of $1,051.10 per $1,000 principal amount note.

Example 4: The notes are not automatically called, a Knock-Out Event has not occurred, and the level of the Index increases from the Initial Index Level of 3000 to an Ending Index Level of 3180. Because a Knock-Out Event has not occurred and the Index Return of 6% is greater than the Contingent Minimum Return of 5.11%, the investor receives a payment at maturity of $1,060 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 6%) = $1,060

Example 5: The notes are not automatically called, a Knock-Out Event has occurred, and the level of the Index decreases from the Initial Index Level of 3000 to an Ending Index Level of 2700. Because a Knock-Out Event has occurred and the Index Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -10%) = $900

Example 6: The notes are not automatically called, a Knock-Out Event has occurred, and the level of the Index increases from the Initial Index Level of 3000 to an Ending Index Level of 3030. Because a Knock-Out Event has occurred and the Index Return is 1%, the investor receives a payment at maturity of $1,010 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 1%) = $1,010

Selected Purchase Considerations

  APPRECIATION POTENTIAL — If the notes are not automatically called, the notes provide the opportunity to participate in the appreciation of the Index at maturity. If the notes are not automatically called and a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 5.11%, or a minimum payment at maturity of $1,051.10 for every $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co. Even if a Knock-Out Event has occurred, if the notes are not automatically called and the Ending Index Level is greater than the Initial Index Level, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Index Return. However, the return on your investment, whether at maturity or upon an automatic call, will not exceed 7.00%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is just over nine months, the notes will be called before maturity if the closing level of the Index is at or above the Call Level on any Review Date and you will be entitled to a cash payment equal to $1,000 plus $1,000 x the Call Premium of 7.00%, which represents the maximum gain on the notes.
  DIVERSIFICATION OF THE DOW JONES EURO STOXX 50® INDEX — The return on the notes is linked to the performance of the Dow Jones EURO STOXX 50® Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information about the Index, see the information set forth under “The Dow Jones EURO STOXX 50® Index” in the accompanying product supplement no. 171-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 171-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the

JPMorgan Structured Investments — Autocallable Index Knock-Out Notes Linked to the Dow Jones EURO STOXX 50® Index	PS-2

instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 171-A-I dated July 29, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called, the return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the closing level of the Index has declined, as compared to the Initial Index Level, by more than the Knock-Out Buffer Amount of 20.00% on any trading day during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 20.00% will terminate. Under these circumstances, you could lose up to 100% of your investment.
  YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 5.11% MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD — If the notes are not automatically called and the closing level of the Index on any trading day during the Monitoring Period declines from the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00%, you will not be entitled to receive the Contingent Minimum Return of 5.11% on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Index.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE CALL PREMIUM — Because the Call Level is equal to 107% of the Initial Index Level, the maximum gain on the notes will be limited to the Call Premium of 7.00% regardless of the appreciation in the Index, which may be significant. Accordingly, if the notes are not automatically called, because the payment at maturity will reflect the performance of the Index (subject to the Contingent Minimum Return), the return on your investment at maturity will always be less than 7.00%. Because the closing level of the Index at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the equity securities composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in payment at maturity.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE MONITORING PERIOD — If the notes are not automatically called and the closing level of the Index on any trading day during the Monitoring Period declines from the Initial Index Level by more than the Knock-Out Buffer Amount of 20.00%, you will at maturity be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Ending Index Level as compared to the Initial Index Level. You will be subject to this potential loss of principal even if the Index subsequently increases such that the closing level of the Index is less than the Initial Index Level by a percentage that is equal to or less than the Knock-Out Buffer Amount of 20.00%, or is equal to or greater than the Initial Index Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

JPMorgan Structured Investments — Autocallable Index Knock-Out Notes Linked to the Dow Jones EURO STOXX 50® Index	PS-3

  REINVESTMENT RISK — If your notes are called early, the term of the notes may be reduced to as short as one week. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to the maturity date.
  NON-U.S. SECURITIES RISK — The equity securities composing the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the notes are subject to an automatic early redemption;
    the expected volatility of the Index;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. Dollar and the European Union Euro; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Dow Jones EURO STOXX 50® Index based on the weekly historical closing levels of the Index from January 2, 2004 through November 13, 2009. The closing level of the Index on November 19, 2009 was 2860.29. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any trading day during the Monitoring Period, any Review Date or the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Autocallable Index Knock-Out Notes Linked to the Dow Jones EURO STOXX 50® Index	PS-4

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JMPSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMorgan Structured Investments — Autocallable Index Knock-Out Notes Linked to the Dow Jones EURO STOXX 50® Index	PS-5